UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: December 6, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

6 December 2012

CSR plc (‘CSR’ or ‘the Company’)

Dealing in CSR Ordinary Shares by a Director

The Company announces that on Wednesday 5 December 2012 Mr Gardiner sold 26,250 Ordinary Shares in CSR at a price per share of 340 pence.

Separately on 5 December 2012, Mr Gardiner bought 26,250 Ordinary Shares in CSR at a price of 340.2 pence per share for his Self Invested Pension Plan.

Following these transactions, Mr Gardiner’s holding in the Company remains unchanged at 180,506 Ordinary Shares.

Enquiries:

CSR plc	Tel: +44 (0) 1223 692 000

Will Gardiner, Chief Financial Officer

Jeff Torrance, Investor Relations Director